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                             September 14, 2020

       Robert Tichio
       Chief Executive Officer
       Decarbonization Plus Acquistion Corp
       712 Fifth Avenue, 36th Floor
       New York, NY 10019

                                                        Re: Decarbonization
Plus Acquistion Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
20, 2020
                                                            CIK 0001716583

       Dear Mr. Tichio:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted August 20, 2020

       Financial Statements
       Statements of Operations, page F-4

   1. Please tell us how you considered the need to include comparative financial information for the period ended
June 30, 2019. Reference is made to Rule 8-03(a)(5) of Regulation
                                                        S-X.
       Exhibits, page II-5

   2. We note you identified director nominees in your Management section on page 95. Please file the consent of
each director nominee as an exhibit to your registration statement. See
                                                        Rule 438 of Regulation
C under the Securities Act.
 Robert Tichio
Decarbonization Plus Acquistion Corp
September 14, 2020
Page 2

       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Tichio
                                                          Division of
Corporation Finance
Comapany NameDecarbonization Plus Acquistion Corp
                                                          Office of Real Estate
& Construction
September 14, 2020 Page 2
cc:       Ramey Layne
FirstName LastName